UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

THE ALKALINE WATER COMPANY INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

01643A 207
(CUSIP Number)

copy to: Clark Wilson LLP 900 - 885 West Georgia Street Vancouver, British Columbia, Canada V6C 3H1 Tel: 604.687.5700 Fax: 604.687.6314
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01643A 207

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Richard A. Wright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,648,000(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
1,648,000(1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,648,000 shares of common stock(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4% based on 17,549,595 issued and outstanding as of May 17, 2017.
14	TYPE OF REPORTING PERSON (See Instructions)
IN
(1)	Consists of 1,648,000 stock options exercisable within 60 days.

Item 1.  Security and Issuer
This Statement relates to shares of common stock with $0.001 par value per share of The Alkaline Water Company Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 7730 E. Greenway Road, Suite 203, Scottsdale, AZ  85260.
Item 2.  Identity and Background
(a)	Name: Richard A. Wright
(b)	Residence or business address: 7730 E. Greenway Road, Suite 203, Scottsdale AZ 85260
(c)	Mr. Wright is President, Vice-President, Chief Executive Officer, Chief Operating Officer and director of the Issuer and a citizen of the United States.
(d)	Richard A.Wright has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
(e)
Richard A. Wright has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations
Effective October 8, 2013, the Issuer issued 10,000,000 Series A Preferred Stock to Mr. Wright in consideration for past services. The Series A Preferred Stock has 10 votes per share and is not convertible into shares of common stock of the Issuer.
Effective March 1, 2016, the Issuer entered into an employment agreement with Richard A Wright, pursuant to which Mr. Wright agreed to perform such duties as are regularly and customarily performed by the vice president, secretary and treasurer of a corporation, and any other duties consistent with Mr. Wright’s position in the Issuer. Pursuant to the terms of the employment agreement, the Issuer agreed to (i) pay Mr. Wright $14,000 per month or such other amount as may be determined by the Issuer’s board of directors from time to time; and (ii) issue to Mr. Wright 1,500,000 shares of the Issuer’s Series C Preferred Stock (issued effective as of March 31, 2016). The Series C Preferred Stock is convertible, without the payment of any additional consideration by the holder and at the option of the holder, into one fully paid and non-assessable share of common stock of the Issuer at any time after (i) the Issuer achieves the consolidated revenue of the company and all of its subsidiaries equal to or greater than $15,000,000 in any 12 month period, ending on the last day of any quarterly period of its fiscal year; or (ii) a Negotiated Trigger Event, defined as an event upon which the Series C Preferred Stock will be convertible as may be agreed by the Issuer and the holder in writing from time to time.
Effective May 3, 2017, the Issuer issued 1,000,000 Series D Preferred Stock to Mr. Wright in consideration for services performed. The Series D Preferred Stock is convertible, without the payment of any additional consideration by the holder and at the option of the holder, into one fully paid and non-assessable share of common stock of the Issuer at any time after (i) the Issuer achieves the consolidated revenue of the company and all of its subsidiaries equal to or greater than $40,000,000 in any 12 month period, ending on the last day of any quarterly period of its fiscal year; or (ii) a Negotiated Trigger Event, defined as an event upon which the Series D Preferred Stock will be convertible as may be agreed by the Issuer and the holder in writing from time to time.

Item 4.  Purpose of Transaction
Richard A. Wright acquired the securities of the Issuer for investment purposes, but may transfer or sell such securities as necessary and in accordance with applicable securities laws.
As of the date hereof, except as described above, Richard A. Wright does not have any plans or proposals which relate to or would result in:

•	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	Any material change in the present capitalization or dividend policy of the Issuer;

•
Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

•
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
The aggregate number and percentage of common stock of the Issuer beneficially owned by Richard A. Wright is 1,648,000 shares, or approximately 9.4% of outstanding common stock of the Issuer, based on 17,549,595 shares of common stock outstanding as of May 17, 2017.  Mr. Wright is also the beneficial owner of 10,000,000 Series A Preferred Stock, 1,500,000 Series C Preferred Stock and 1,000,000 Series D Preferred Stock.  The Series A Preferred Stock is not convertible into shares of common stock of the Issuer.  Both the Series C and D Preferred Stock are convertible into shares of common stock of the Issuer upon certain conditions being met.

(b)	Richard A. Wright has the sole power to vote or direct the vote, and to dispose or direct the disposition of 1,648,000 shares of common stock of the Issuer.

(c)	The response to Item 3 is responsive to this Item.

(d)	Not applicable

(e)	Not applicable
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Richard A. Wright and any other person with respect to any securities of the Issuer.
Item 7.  Material to Be Filed as Exhibits
10.1	Employment Agreement dated March 1, 2016 with Richard A. Wright (incorporated by reference from our current form on Form 8-K filed on April 5, 2016)

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2017	/s/ Richard A. Wright Signature
Richard A. Wright

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).